SECURIT[IES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER SPRINGER **(212)-468-7560**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Carey Pack and Christopher Springer, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Brokerage, Inc., as of December 31, 2002, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Carey Pack, President

Christopher Springer, Chief Financial Officer

PETRA F. BEGLEY
Notary Public, State of New York
No. 01BE6075251
Qualified in New York County
Commission Expires June 3, 2006

Petra F. Begley Affirmed on this 20th day of February, 2003.
Notary Public

This report** contains (check all applicable boxes):

- ✕ (a) Facing page.
- ✕ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✕ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ✓ (q) Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Brokerage, Inc. and Subsidiary
(Formerly BNY ESI & Co., Inc.)

Consolidated Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors 1
Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition 3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
BNY Brokerage, Inc. and Subsidiary
(Formerly BNY ESI & Co., Inc.)

We have audited the accompanying consolidated statement of financial condition of BNY Brokerage, Inc. (formerly BNY ESI & Co., Inc.) and its subsidiary (the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2003

BNY Brokerage, Inc. and Subsidiary
(Formerly BNY ESI & Co., Inc.)

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and equivalents	$ 123,639,614
Cash and securities segregated in compliance with federal regulations	58,315,854
Deposits with clearing organizations	6,095,091
Receivable from brokers, dealers and clearing organizations	31,407,496
Receivable from customers	43,933,312
Exchange memberships, at cost (market value—$10,399,000)	10,541,450
Fixed assets, at cost, net of accumulated depreciation and amortization of $10,979,307	11,817,537
Goodwill, net of accumulated amortization of $6,787,636	147,008,678
Intangible assets, net of accumulated amortization of $843,337	4,956,663
Other assets	20,870,428
Total assets	$ 458,586,123
Liabilities and stockholder's equity	
Liabilities:	
Due to banks	$ 4,506,631
Payable to brokers, dealers and clearing organizations	43,729,050
Payable to customers	44,076,511
Deferred soft dollar and commission recapture payable	31,098,723
Taxes payable	11,335,426
Other liabilities and accrued expenses	33,669,905
	168,416,246
Commitments and contingencies *(Note 10)*	–
Subordinated liabilities	50,000,000
Stockholder's equity	240,169,877
Total liabilities and stockholder's equity	$ 458,586,123

The accompanying notes are an integral part of this consolidated statement of financial condition.

BNY Brokerage, Inc. and Subsidiary
(Formerly BNY ESI & Co., Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. Organization and Description of Business

BNY Brokerage, Inc. (the "Company") is a wholly-owned subsidiary of The Bank of New York (the "Parent"). On October 1, 2002, the Parent changed the Company's name from BNY ESI & Co., Inc., to BNY Brokerage, Inc.

The Company is an institutional agency brokerage firm that specializes in execution and clearance of transactions in listed equities, over-the-counter securities, options and bonds for primarily bank, investment manager and plan sponsor clients. The Company also provides soft dollar brokerage and commission recapture services for certain clients. The Company is a member of the New York Stock Exchange, Inc., American Stock Exchange, Chicago Board Options Exchange and other regional exchanges.

On January 31, 2002, the Parent acquired Autranet, Inc. ("Autranet"), an institutional agency brokerage firm that provided independently originated research and other services to financial institutions. The Parent accounted for the acquisition under the purchase method. Effective on the acquisition date, the Parent merged Autranet and the Company in a transaction accounted for using pooling of interests as both companies were under common control. Under the pooling of interests, the assets and liabilities of Autranet were recorded at their respective fair values as of the merger date.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed by the Parent at the date of acquisition.

As of January 31, 2002

Current assets	$ 52,213,132
Goodwill	75,166,000
Intangible assets	5,800,000
Total assets acquired	133,179,132
Current liabilities	(27,054,132)
Net assets acquired	$ 106,125,000

1. Organization and Description of Business (continued)

On June 14, 2002, the Company acquired 100 percent of the outstanding common shares of Francis P. Maglio & Co., Inc. On October 1, 2002, the Parent changed the name from Francis P. Maglio & Co., Inc., to BNY Direct Execution, Inc. ("BNY Direct"). BNY Direct is a wholly-owned subsidiary of the Company and is consolidated into the Company for financial statement purposes. BNY Direct is an institutional agency brokerage firm that provides direct access services to investment manager clients. BNY Direct is a member of the New York Stock Exchange, Inc.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

As of June 14, 2002

Current assets	$ 3,413,417
Fixed assets	326,335
Goodwill	15,350,000
Total assets acquired	19,089,752
Current liabilities	(389,752)
Net assets acquired	$ 18,700,000

2. Significant Accounting Policies

Securities Transactions

Included in cash and securities segregated in compliance with federal regulations on the consolidated statement of financial condition are securities purchased under agreements to resell with a carrying value of $58,200,000. Included in deposits with clearing organizations are securities with a market value of $999,905, which are recorded on a trade date basis at fair value.

2. Significant Accounting Policies (continued)

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements"), consisting of U.S. government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. On a regular basis, the Company monitors the fair value of the securities purchased under these agreements versus the related receivable balances. Should the fair value of the securities purchased decline, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis and requests additional collateral or returns excess collateral, as appropriate (Note 3 and Note 12).

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and seven years. Software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement whichever is shorter.

Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software.

2. Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill and indefinite lived intangible assets from an amortizing approach to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, ceased upon adoption of the new standard. Impairment testing for goodwill is required on at least an annual basis. The Company performed the annual impairment test as of March 31, 2002 and determined there was no impairment charge.

Intangible assets are made up of the identifying and distinguishing attributes of the acquired companies at the time of purchase, and are being amortized on a straight-line basis over a range of five to seven years from the date of the original acquisition.

Cash and Equivalents

The Company considers demand deposits and money market accounts to be cash and equivalents.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

Use of Estimates

The preparation of statement of financial condition, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial instruments recognized in the statement of financial condition approximate their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At December 31, 2002, amounts receivable from and payable to brokers, dealers and clearing organizations include:

Receivables:	
Securities borrowed	$ 15,820,744
Securities failed to deliver	13,244,174
Broker-dealers	2,158,954
Other	183,624
Total receivables	$ 31,407,496

Payables:	
Securities failed to receive	$ 36,685,433
Broker-dealers	3,778,497
Non-customers	1,659,825
Clearing organizations	1,605,295
Total payables	$ 43,729,050

4. Fixed Assets

At December 31, 2002, fixed assets were comprised of:

Computer hardware	$ 14,143,293
Software	5,335,330
Leasehold improvements	1,719,607
Furniture and equipment	1,565,172
Other	33,442
	22,796,844
Less accumulated depreciation and amortization	(10,979,307)
Fixed assets, net	$ 11,817,537

5. Intangible Assets

The following table summarizes intangible assets as of December 31, 2002:

	Gross Carry Amount	Accumulated Amortization
Amortized intangible assets		
Customer list	$ 4,200,000	$ (550,000)
Software	1,600,000	(293,337)
Total	$ 5,800,000	$ (843,337)

6. Income Taxes

The Company is included in the consolidated federal, state, and local tax returns filed by the Bank of New York Company, Inc. ("BNY"). Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

The deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has a deferred tax liability of $6,197,778 and a deferred tax asset of $412,498, which are include in taxes payable and other assets, respectively, in the consolidated statement of financial condition. The deferred tax asset is attributable to an allowance for bad debt, and the deferred tax liability is primarily attributable to goodwill, intangible assets and fixed asset depreciation.

7. Related Party Transactions

The Company maintains a $200,000,000 committed line of credit with the Parent which is utilized for overnight financing of unsettled customer delivery versus payment and riskless principal transactions, as well as for letters of credit used to satisfy clearing corporation deposit requirements. At December 31, 2002, $8,000,000 of this line of credit was utilized for the issuance of letters of credit.

7. Related Party Transactions (continued)

The Company provides transaction clearing and management advisory services to B-Trade Services, LLC ("B-Trade"), an affiliate.

The Company subleases office space to the Parent and receives certain administrative support services from the Parent.

Included in receivable from brokers, dealers and clearing organizations, at December 31, 2002, is $1,558,494 relating to securities borrowed transactions with affiliates. An affiliate provides clearing services for the Company's international fixed income trading. Included in other assets are commissions receivable of $710,696 related to such transactions. The Company has leases for two exchange seats from an affiliate.

8. Subordinated Liabilities

The Company maintains two separate borrowings with the Parent under subordinated agreements as follows:

Floating rate subordinated note due 6/30/2003 (based on LIBOR plus 1.5%)	$ 25,000,000
Floating rate revolving term subordinated note due 6/30/2003 (based on LIBOR plus 1.5%)	25,000,000
	$ 50,000,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of $93,740,545 and its net capital requirement was $1,472,349. The Company's percentage of net capital to aggregate debits was 127.33% at December 31, 2002.

On a stand alone basis, BNY Direct is also subject to the Securities and Exchange Commission's Uniform Net Capital Rule. BNY Direct computes net capital under the basic method, which requires the maintenance of net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, BNY Direct had net capital of $5,778,992. BNY Direct's net capital requirement was $125,855. BNY Direct's percentage of net capital to aggregate indebtedness was 306.12% at December 31, 2002. BNY Direct's net capital is consolidated into the Company's net capital using the flow through method pursuant to rule 15c3-1.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB"), as defined. The PAIB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2002 the Company had a reserve requirement for PAIB of $700,372. Additionally, the firm had $7,035,663 of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB as of December 31, 2002.

10. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases to pay the following minimum rentals, which will be reduced by sublease rental payments due from the Parent:

	Operating Leases	Sublease Rentals Due	Net Lease Payments
Year:			
2003	$ 5,122,561	$ 1,364,827	$ 3,757,734
2004	5,093,840	1,364,827	3,729,013
2005	5,181,928	1,406,379	3,775,549
2006	5,358,102	1,489,482	3,868,620
2007	5,314,881	1,489,482	3,825,399
Thereafter	38,658,955	12,042,638	26,616,317
	$ 64,730,267	$ 19,157,635	$ 45,572,632

The operating leases are subject to periodic escalation charges. The Company's operating leases expire on various dates between December 2003 and August 2015, and the sublease expires on August 2015.

11. Retirement Savings Plan

All employees of the Company are eligible to participate in the Retirement Savings Plan ("Plan") of the Company, which has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the Plan on behalf of its employees.

12. Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

12. Off-Balance-Sheet Credit Risk (continued)

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In margin transactions, the Company extends credit to customers collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company obtains securities under securities borrowed, resale agreements, and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of approximately $94,496,273 on such terms, of which approximately $92,526,759 have been either pledged or otherwise transferred to others to facilitate customer transactions.

13. Subsequent Event

On February 21, 2003, the Company entered into an agreement to acquire certain assets of Capital Resources Financial Services, L.L.C., an institutional agency brokerage firm, that provides transition management and commission recapture/soft dollar services to investment manager and plan sponsor clients. The Company anticipates that it will consummate the acquisition of such assets later in 2003.